SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of September, 2006
General Company of Geophysics
(Translation of Registrant’s Name Into English)
1, rue Léon Migaux 91341 Massy France (33) 1 64 47 3000 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                    .)

FORWARD-LOOKING STATEMENTS	3
FINANCIAL STATEMENTS	4
Unaudited Interim Consolidated Balance Sheet at June 30, 2006 and Consolidated Balance Sheet at December 31, 2005	4
Unaudited Interim Consolidated Statements of Operations for the three months ended June 30, 2006 and 2005, and for the six months ended June 30, 2006 and 2005	5
Unaudited Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2006 and 2005	6
Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2006 and 2005	7
Notes to Unaudited Interim Consolidated Financial Statements	9
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	28
CONTROLS AND PROCEDURES	38

Compagnie generale de Geophysique, S.A.
FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.
These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:
•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire, including Exploration Resources ASA;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.
We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Compagnie generale de Geophysique, S.A.
FINANCIAL STATEMENTS
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED BALANCE SHEETS

		June 30, 2006	December 31,
(in millions of euros)	Notes	(unaudited)	2005 (audited)

ASSETS
Cash and cash equivalents		206.4	112.4
Trade accounts and notes receivable, net		279.8	297.5
Inventories and work-in-progress, net		164.8	139.5
Income tax assets		14.5	10.1
Other current assets, net		72.5	41.5
Assets held for sale		—	3.5
Total current assets		738.0	604.5
Deferred tax assets		30.3	31.6
Investments and other financial assets, net		16.2	15.3
Investments in companies under equity method		43.6	44.4
Property, plant and equipment, net	3	484.8	480.1
Goodwill and intangible assets, net	4	360.7	389.2
Total non-current assets		935.6	960.6
TOTAL ASSETS		1,673.6	1,565.1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Bank overdrafts		17.2	9.3
Current portion of financial debt	5	38.3	157.9
Trade accounts and notes payable		140.1	178.5
Accrued payroll costs		63.7	57.8
Income taxes payable		33.6	29.3
Advance billings to customers		27.3	19.5
Provisions – current portion		15.4	17.7
Other current liabilities		31.7	35.2
Total current liabilities		367.3	505.2
Deferred tax liabilities		45.1	56.9
Provisions – non-current portion		20.7	18.4
Financial debt	5	393.4	242.4
Derivative on convertible bonds		—	11.3
Other non-current liabilities		21.6	20.7
Total non-current liabilities		480.8	349.7

Common stock, 26 610 299 shares authorized 17 485 446 shares with a €2 nominal value issued and outstanding at June 30, 2006; 17,081,680 at December 31, 2005	7	35.0	34.2
Additional paid-in capital		389.5	372.3
Retained earnings		314.7	291.0
Treasury shares		2.4	(1.1)
Net income (loss) for the period – Attributable to the Group		75.3	(7.8)
Income and expense recognized directly in equity		6.4	(1.4)
Cumulative translation adjustment		(20.7)	11.3
Total shareholders’ equity		802.6	698.5
Minority interests		22.9	11.7
Total shareholders’ equity and minority interests		825.5	710.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,673.6	1,565.1

The accompanying notes are an integral part of the consolidated financial statements.

Compagnie generale de Geophysique, S.A.
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

		Six months ended		Three months ended
		June 30,		June 30,

		2006	2005	2006	2005

(in millions of euros, except per share data)	Notes		restated (1)		restated (1)

Operating revenues	8	634.5	387.0	312.4	192.6
Other income from ordinary activities		0.9	0.8	0.5	0.6

Total income from ordinary activities		635.4	387.8	312.9	193.2

Cost of operations		(420.4)	(298.2)	(218.3)	(145.7)

Gross profit	8	215.0	89.6	94.6	47.5

Research and development expenses — net	9	(18.4)	(14.8)	(9.6)	(7.1)
Selling, general and administrative expenses		(60.3)	(41.9)	(31.7)	(22.1)
Other revenues (expenses) — net	10	9.8	(0.8)	8.3	(1.7)

Operating income		146.1	32.1	61.6	16.6

Expenses related to financial debt		(16.1)	(21.2)	(7.8)	(15.4)
Income provided by cash and cash equivalents		3.0	1.6	1.7	1.2
Cost of financial debt, net	11	(13.1)	(19.6)	(6.1)	(14.2)
Derivative and other expenses on convertible bonds	12	(23.0)	(14.7)	(10.6)	0.3
Other financial income (loss)	12	(6.6)	0.7	(4.9)	—

Income (loss) from consolidated companies before income taxes		103.4	(1.5)	40.0	2.7

Income taxes	13	(33.0)	(14.8)	(13.4)	(6.5)

Net income (loss) from consolidated companies		70.4	(16.3)	26.6	(3.8)

Equity in income (losses) of affiliates		5.8	6.7	3.1	2.9

Net income (loss)		76.2	(9.6)	29.7	(0.9)

Attributable to :
Shareholders		75.3	(9.6)	29.1	(0.8)
Minority interest		0.9	—	0.6	(0.1)

Weighted average number of shares outstanding		17,219,465	11,736,024	17,246,720	11,709,348
Dilutive potential shares from stock options		364,461	189,706	384,479	197,910
Dilutive potential shares from convertible bonds		—	1,400,000	—	1,400,000
Dilutive weighted average number of shares outstanding		17,583,926	11,736,024	17,631,198	11,709,348

Net income (loss) per share
Basic		4.37	(0.82)	1.69	(0.07)
Diluted (2)		4.28	(0.82)	1.65	(0.07)

(1)	Restatement of IFRS financial statements based on same standards than those used in our 20F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

(2)	Stock options and convertible bonds had an anti-dilutive effect for the three months and the six months periods ended June 30, 2005; as a consequence, potential shares linked to those instruments are not taken into account in the adjusted dilutive weighted average number of shares, nor in the calculation of diluted loss per share.
The accompanying notes are an integral part of the consolidated financial statements.

Compagnie generale de Geophysique, S.A.
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six months ended
	June 30,

	2006	2005

(in millions of euros)		restated (1)

OPERATING
Net income (loss)	76.2	(9.6)
Depreciation and amortization	48.2	32.1
Multi-client surveys amortization	38.6	31.3
Variance on provisions	2.5	(0.7)
Expense & income calculated on stock-option	1.4	0.2
Net gain on disposal of fixed assets	(6.7)	0.8
Equity in income of affiliates	(5.8)	(6.7)
Dividends received from affiliates	4.2	4.2
Other non-cash items	28.7	13.5
Net cash including net cost of financial debt and income taxes	187.3	65.1
Less net cost of financial debt	13.1	19.6
Less income taxes expenses	33.0	14.8
Net cash excluding net cost of financial debt and income taxes	233.4	99.5
Income taxes paid	(37.9)	(17.3)
Net cash before changes in working capital	195.5	82.2
- change in trade accounts and notes receivable	(8.3)	(21.0)
- change in inventories and work in progress	(22.4)	(7.6)
- change in other current assets	2.4	5.5
- change in trade accounts and notes payable	(19.1)	11.1
- change in other current liabilities	5.5	0.3
Impact of changes in exchange rate	(11.6)	7.4

Net cash provided by operating activities	142.0	77.9

INVESTING
Total purchases of tangible & intangible assets (included variation of fixed assets suppliers)	(94.0)	(36.8)
Investments in multi-client surveys	(26.5)	(15.0)
Proceeds from disposals tangible & intangible	5.6	0.1
Total net proceeds from financial assets	0.1	—
Acquisition in investments, net of cash and cash equivalents acquired	—	—
Variation in loans granted	—	0.2
Variation in subsidies for Capital Expenditures	0.3	0.2
Variation in other non-current financial assets	(2.2)	(0.4)

Net cash from investing activities	(116.7)	(51.7)

FINANCING
Repayment of long-term debt	(128.4)	(177.6)
Total issuance of long-term debt	214.1	139.1
Reimbursement on leasing	(14.9)	(7.0)
Change in short-term loans	8.5	5.4
Financial interest paid	(12.1)	(21.0)
Net proceeds from capital increase :
- from shareholders	6.8	5.8
- from minority interest of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to minority interest of integrated companies	(0.4)	(0.1)
Buying & sales from treasury shares	3.5	0.1

Net cash provided by financing activities	77.1	(55.3)

Effects of exchange rate changes on cash	(8.4)	11.6
Net increase (decrease) in cash and cash equivalents	94.0	(17.5)
Cash and cash equivalents at beginning of year	112.4	130.6

Cash and cash equivalents at end of period	206.4	113.1

(1)	Restatement of IFRS financial statements based on same standards than those used in our 20F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

Compagnie generale de geophysique, S.A.
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)

						Income and
						expense				Total
	Number of		Additional			recognized	Cumulative	Total		shareholders’
	shares	Share	paid-in	Retained		directly	translation	shareholders’	Minority	equity and minority
	issued	capital	capital	earnings	Treasury shares	in equity	adjustment	equity	interests	interest

					(in millions of euros)

Balance at January 01, 2005	11,682,218	23.4	173.4	208.1	1.8	3.7	(17.2)	393.3	9.1	402.3

Capital increase	114,622	0.2	5.9					6.1		6.1

Net income				(9.6)				(9.6)		(9.6)
Cost of share-based payment				0.2				0.2	(0.1)	0.1
Transactions with treasury shares					0.1			0.1		0.1
Financial instruments :
variance and transfer to income statement (1)						(8.7)		(8.7)		(8.7)
Foreign currency translation:
variance and transfer to income statement (2)							26.2	26.2	1.1	27.3

Income and expense recognized directly in equity (1) + (2)						(8.7)	26.2	17.5	1.1	17.6

Others (a)			(54.2)	53.8		0.4		—		—

Balance at June 30, 2005 restated (b)	11,796,840	23.6	125.1	252.5	1.9	(4.6)	9.0	407.5	10.1	417.6

(a)	deduction from issuance premium for allocation to the carry forward

(b)	restatement of IFRS financial statements based on same standards than those used in our 20F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

						Income and
						expense				Total
	Number of		Additional			recognized	Cumulative	Total		shareholders’
	shares	Share	paid-in	Retained		directly	translation	shareholders’	Minority	equity and minority
	issued	capital	capital	earnings	Treasury shares	in equity	adjustment	equity	interests	interest

					(amounts in millions of euros)

Balance at January 01, 2006	17,081,680	34.2	372.3	283.2	(1.1)	(1.4)	11.3	698.5	11.7	710.2

Capital increase	128, 852	0.3	6.6					6.9		6.9
Conversion of convertible bonds	274,914	0.5	10.6	31.1				42.2		42.2

Net income				75.3				75.3	0.9	76.2
Cost of share-based payment				1.4				1.4	(0.3)	1.1
Transactions with treasury shares					3.5			3.5		3.5
Actuarial gains/losses on pension plans (1)				(1.0)				(1.0)		(1.0)
Financial instruments :
variance and transfer to income statement (2)						7.7		7.7		7.7
Financial assets available for sale : variance and transfer to income statement (3)						0.1		0.1		0.1
Foreign currency translation:
variance and transfer to income statement (4)							(32.0)	(32.0)	(0.8)	(32.8)

Income and expense recognized directly in equity (1) + (2) + (3) + (4)				(1.0)		7.8	(32.0)	(25.2)	0.8	(26.0)

Others (a)								—	11.4	11.4

Balance at June 30, 2006	17,485,446	35.0	389.5	390.0	2.4	6.4	(20.7)	802.6	22.9	825.5

(a)	Sale of 49% of CGG Ardiseis to minority shareholders.

Compagnie generale de geophysique, S.A.
Statement of incomes and expenses attributable to shareholders

		June, 30
	June, 30	2005
	2006	restated (1)

	(in millions of euros)

Net income	75.3	(9.6)
— Actuarial gains and losses on pension plans	(1.0)	—
— Variance in fair value of hedging instruments	7.7	(8.7)
— Variance in fair value of available-for-sale financial assets	0.1	—
— Variance in foreign currency translation adjustment	(32.0)	26.2

Incomes and expenses recognized directly in equity for the period	50.1	7.9

(1)	Restatement of IFRS financial statements based on same standards than those used in our 20F for the year ended December 31, 2005 filed with the SEC on May 9, 2006.

Compagnie generale de geophysique, S.A.
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
Note 1—Summary of significant accounting policies
Compagnie Générale de Géophysique, S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical services industry, providing a wide range of seismic data acquisition, processing and interpretation services as well as related processing and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.
Pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (IASB) at June 30, 2006.
International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 17 describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconciles net income at and for the six months periods ended June 30, 2006 and June 30, 2005 and shareholders’ equity at June 30, 2006 and December 31, 2005 to U.S. GAAP.
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Critical Accounting Policies
Our significant accounting policies, which we have applied in preparing our interim consolidated financial statements at and for the six months ended June 30, 2006 are the same as those applied in preparing our consolidated financial statements at and for the year ended December 31, 2005, as described in our 20F for the year ended December 31, 2006 filed with the SEC on May 9, 2006.
The following Standards and Interpretations have been effective since January 1, 2006:
IFRS 6 — Exploration for and evaluation of mineral resources
Amendment to IAS 19 — Employee benefits – Actuarial gains and losses, Group Plans and Disclosures
Amendment to IAS 21 — Net investment in a foreign operation
Amendment to IAS 39 — Financial Instruments: Recognition and Measurement — The Fair Value Option
Amendment to IAS 39 — Cash-flow Hedge Accounting of Forecast Intragroup Transactions
Amendment to IAS 39 and to IFRS 4 — Financial Guarantees Contracts
Amendment to IFRS 1 and to IFRS 6 — First time adoption of IFRS 6
IFRIC 4 — Determining whether an arrangement contains a lease
IFRIC 5 — Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds
IFRIC 6 — Liabilities arising from Participating in a Specific Market – Waste electrical and Electronic equipment
These Standards and Interpretations had no significant impact on our consolidated financial statements.
At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet effective:
IFRS 7 — Financial instruments — Disclosures
Amendment to IAS 1 – Presentation of financial statements: Capital disclosures
IFRIC 7 — Applying the restatement approach under IAS 29 Financial reporting in hyperinflationary economies
IFRIC 8 — Scope of IFRS 2
IFRIC 9 — Reassessment of embedded derivatives
IFRIC 10 – Interim Financial Reporting and Impairment
We are currently reviewing these Standards and Interpretations to measure the potential impact on our consolidated financial statements. At this stage, we do not anticipate any significant impact.

Compagnie generale de geophysique, S.A.
Note 2—Acquisitions and divestitures
On March 27, 2006, we signed a Memorandum of Understanding with Industrialization & Energy Services Company (TAQA), our long term Saudi Partner in Argas (Arabian Geophysical and Surveying Company), which is 51% owned by TAQA and 49% by us. Following this agreement, on June 24, 2006, TAQA acquired 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land and shallow water seismic data acquisition in the Middle East, and we kept a 51% interest. CGG Ardiseis, whose headquarters are located in Dubai, provides its clients with the complete range of CGG land and shallow water acquisition services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. As part of the agreement, CGG Ardiseis activities in the Gulf Cooperation Council countries (“GCC”) are operated by Argas.
Note 3— Property, plant and equipment
Analysis of Property, plant and equipment is as follows:

	June 30, 2006			December 31, 2005

		Accumulated			Accumulated
(in millions of euros)	Gross	depreciation	Net	Gross	depreciation	Net

Land	4.6	(0.2)	4.4	4.7	(0.2)	4.5
Buildings	60.3	(30.2)	30.1	60.3	(29.6)	30.7
Machinery & equipment	445.2	(257.6)	187.6	457.0	(295.9)	161.1
Vehicles & vessels	335.6	(90.6)	245.0	373.1	(104.3)	268.8
Other tangible assets	37.1	(26.7)	10.4	35.8	(25.9)	9.9
Assets under constructions	7.4	—	7.4	5.1	—	5.1

Total Property, plant and equipment	890.1	(405.3)	484.8	936.0	(455.9)	480.1

In addition, seismic equipment no longer in use and held to be sold was reclassified as “Assets held for sale” for €3.5 million at December 31, 2005. The seismic equipment was sold in February 2006 for €5.0 million.

	June 30,	December 31,
Variations of the period (in millions of euros)	2006	2005

Balance at beginning of period	480.1	204.1
Acquisitions	87.4	107.7
Acquisitions through capital lease	0.1	17.4
Depreciation	(43.5)	(67.9)
Disposals	(4.1)	(6.0)
Changes in exchange rates	(28.6)	35.2
Changes in scope of consolidation	(6.6)	195.1
Other	—	(5.5)

Balance at end of period	484.8	480.1

The change in scope of consolidation corresponds in 2005 to the acquisition of Exploration Resources and in 2006 to the adjustment of the fair value of Exploration Resources’ fixed assets acquired in 2005.
Reconciliation of acquisitions with the cash-flow statement and capital expenditures in note 8 is as follows :

June 30,
(in millions of euros)	2006

Acquisitions of tangible assets (excluding capital lease) – see above	87.4
Development costs capitalized – see note 4	5.3
Additions in other intangible assets (excluding non-exclusive surveys) — see note 4	1.0
Variance of fixed assets suppliers	0.3

Total purchases of tangible and intangible assets according to cash-flow statement	94.0

Acquisitions through capital lease – see above	0.1
Increase in multi-clients surveys – see note 4	26.5
Less variance of fixed assets suppliers	(0.3)

Capital expenditures according to note 8	120.3

Compagnie generale de geophysique, S.A.
Note 4—Goodwill and Intangible assets
Analysis of goodwill and intangible assets is as follows:

	June 30, 2006			December 31, 2005

		Accumulated			Accumulated
(in millions of euros)	Gross	depreciation	Net	Gross	depreciation	Net

Goodwill of consolidated subsidiaries	238.5	—	238.5	252.9	—	252.9
Multi-clients surveys	579.6	(500.2)	79.4	568.4	(474.8)	93.6
Development costs capitalized	33.6	(5.4)	28.2	29.2	(3.9)	25.3
Software	26.0	(20.4)	5.6	25.9	(19.5)	6.4
Other intangible assets	18.3	(9.3)	9.0	19.6	(8.6)	11.0

Total Goodwill and Intangible assets	896.0	(535.3)	360.7	896.0	(506.8)	389.2

On March 31, 2006, the Norwegian government decided not to award exploration-production licenses on blocks covered by one of our surveys (Moere). As this decision changed our previous estimate of future sales, this €4.6 million survey was fully depreciated at March 31, 2006.

	June 30,	December 31,
Variations of the period (in millions of euros)	2006	2005

Balance at beginning of period	389.2	225.2
Additions in goodwill	2.9	177.1
Increase in multi-clients surveys	26.5	32.0
Development costs capitalized	5.3	8.2
Other acquisitions	1.0	2.3
Depreciation on multi-client surveys	(38.6)	(69.6)
Other depreciation	(4.6)	(8.4)
Disposals	(0.2)	—
Changes in exchange rates	(20.9)	22.4
Other	0.1	0.1

Balance at end of period	360.7	389.2

Additions in goodwill corresponds in 2005 to the acquisition of Exploration Resources and in 2006 to the adjustment of the fair value of Exploration Resources’ assets acquired and liabilities assumed in 2005 (net of deferred tax).
Note 5— Financial debt
Analysis of financial debt by type is as follows:

	June 30, 2006			December 31, 2005

		Non-			Non-
(in millions of euros)	Current	current	Total	Current	current	Total

Outstanding bonds	—	254.3	254.3	—	146.3	146.3
Bank loans	25.9	80.6	106.5	135.9	28.8	164.7
Capital lease obligations	9.7	58.5	68.2	20.1	67.3	87.4

Sub-total	35.6	393.4	429.0	156.0	242.4	398.4

Accrued interest	2.7			1.9
Total	38.3			157.9

At June 30, 2006, €165.7 million of bank loans and capital lease obligations were secured by tangible assets and receivables.

Compagnie generale de geophysique, S.A.
Analysis of financial debt (including amounts due within one year) by currency is as follows:

	June 30,	December 31,
(in millions of euros)	2006	2005

Euro	1.6	11.8
U.S. dollar	426.9	385.6
Other currencies	0.5	1.0

Total	429.0	398.4

Analysis of financial debt (including amounts due within one year) by interest rate is as follows:

	June 30,	December 31,
(in millions of euros)	2006	2005

Variable rates (effective rate June 30, 2006: 6.38%; December 31, 2005: 7.60%)	95.2	156.6
Fixed rates (effective rate June 30, 2006: 7.24%; December 31, 2005: 7.06%)	333.8	241.8

Total	429.0	398.4

Variable interest rates generally are based on inter-bank offered rates of the related currency. The weighted average interest rate on bank overdrafts was 8.83% and 7.81% at June 30, 2006 and December 31, 2005 respectively.
At June 30, 2006 the Group had €4.5 million available in unused short-term credit lines and overdraft facilities and €31.5 million in unused long-term credit lines with a maturity date less than one year away.
7 1/2 Senior Notes due 2015 – Additional notes
On February 3, 2006, we issued an additional $165 million principal amount of our dollar-denominated 7 1/2% Senior Notes due 2015 issued in April 2005 in a private placement to certain eligible investors. The notes were issued at a price of 103 1/4% of their principal amount, resulting in a Yield-to-Worst of 6.9%. The net proceeds from the notes were used on February 10, 2006 to repay the $140.3 million remaining outstanding under our $375 million bridge credit facility used to finance the acquisition of Exploration Resources and for general corporate purposes.
Additional asset financing agreement
On March 13, 2006, CGG Marine Resources Norge AS concluded an asset financing agreement for U.S.$26.5 million with a bank. The purpose of this agreement was to finance the acquisition of newly-developed “Sentinel” streamers for the vessel Symphony. This financing agreement is guaranteed by a pledge on the streamers. At June 30, 2006, this facility was fully drawn.
Additional credit line
On March 29, 2006, Exploration Resources concluded a credit facility of U.S.$70 million. The proceeds from this credit facility were used to finance the conversion of the Geo-Challenger from a cable laying vessel to a 3D seismic vessel and seismic equipment for the vessels C-Orion and Geo-Challenger. At June 30, 2006, this facility was fully drawn.
Conversion of the remaining part of our 7.75% $85 million convertible bonds due 2012, with nominal value of $15.3 million
Approximately $70 million of our 7.75% convertible bonds due 2012 were converted in November 2005. A general meeting of bondholders, held on April 5, 2006, and a general meeting of CGG shareholders, held on May 11, 2006, approved a change to the terms and conditions of the remaining convertible bonds to grant bondholders a right to cash payment upon immediate conversion of the bonds. The early conversion period was open on May 12, 2006 only. At the conclusion of the conversion period, all the remaining 2,525 convertible bonds were converted, leading to the issuance of 274,914 new shares. The Group paid a total premium of $2.1 million (€1.6 million) to the bondholders who converted. This premium has been recognized as an expense under the line item “Derivative and other expenses on convertible bonds” in the income statement for the six months period ended June 30, 2006. In addition, the deferred issuance costs attached to the remaining 2,525 convertible bonds were written-off in connection with the early conversion, corresponding to a €0.7 million expense under the line item “Derivative and other expenses on convertible bonds” in the income statement for the six months period ended June 30, 2006.

Compagnie generale de geophysique, S.A.
A component of our convertible bonds due 2012 denominated in U.S. dollars constituted an embedded derivative as the shares to be issued upon conversion are denominated in Euro. A portion of the issuance proceeds was deemed to relate to the fair value of the derivative on issuance and subsequent changes in fair value of the derivative were recorded through earnings. The allocation of a portion of the proceeds to the derivative created a discount on issuance that was being amortized to earnings over the life of the bonds.
The fair value of the embedded derivative has been determined using a binomial model. The fair value increased from €11.3 million at December, 31, 2005 to €32.0 million at May 12, 2006 at the date of the conversion of the remaining 2,525 convertible bonds due 2012. Then, at the conversion, the €32.0 million derivative was reclassified in reserves in the balance sheet.
The global increase of €20.7 million in the value of the derivative from January 1, 2006 to May 12, 2006 is mainly explained by the increase in the CGG share price, although, as regards the derivative related to the bonds effectively converted in May 2006, the value was reduced by the time-component as a result of the conversion into shares, for an amount of €1.6 million.
The €20.7 million increase in the value of the derivative together with the €1.6 million premium paid and the €0.7 million deferred issuance costs written of resulted in aggregate expense of €23.0 million in the six months period ended June 30, 2006, accounted for as “Derivative and other expenses on convertible bonds” in the income statement.
Note 6— Financial Instruments
Foreign currency exposure management
The reporting currency for the Group’s consolidated financial statements is the euro. However, as a result of having primarily customers that operate in the oil and gas industry, more than 90% of the Group’s operating revenues are denominated in currencies other than the euro, primarily the U.S. dollar.
As a result, the Group’s sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. A strengthening of the euro compared to the U.S. dollar has a negative effect on the Group’s net sales and operating income denominated in U.S. dollars when translated to euro, while a weakening of the euro has a positive effect. In addition, the Group’s exposure to fluctuations in the euro / U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
In order to improve the balance of its net position of receivables and payables denominated in foreign currencies, the Group maintains a portion of its financing in U.S. dollars. At June 30, 2006 and at December 31, 2005, the Group’s financial debt denominated in U.S. dollars amounted to U.S.$541.7 million (€426.1 million) and U.S.$454.9 million (€385.6 million), respectively.
In addition, to protect against the reduction in the value of future foreign currency cash flows, the Group follows a policy of selling U.S. dollars forward at average contract maturity dates that the Group attempts to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) to be generated by firm contract commitments in its backlog generally over the ensuing six months. A similar policy, to a lesser extent, is carried out with respect to contracts denominated in British pounds. This foreign currency risk management strategy has enabled the Group to reduce, but not eliminate, the positive or negative effects of exchange movements with respect to these currencies.

Compagnie generale de geophysique, S.A.
Details of forward exchange contracts are as follows :

	June 30,	December 31,
	2006	2005

Forward sales of U.S. dollars against euros

Notional amount (in millions of U.S.$)	305.3	183.6
-of which forward sales qualifying as cash-flow hedges	305.3	183.6
-of which forward sales not qualifying as cash-flow hedges	—	—
Weighted average maturity	135 days	91 days
Weighted average forward U.S.$/Euro exchange rate	1.2287	1.2048

Forward sales of U.S. dollars against British pounds

Notional amount (in millions of U.S.$)	10.3	6.5
-of which forward sales qualifying as cash-flow hedges	10.3	6.5
-of which forward sales not qualifying as cash-flow hedges	—	—
Weighted average maturity	84 days	90 days
Weighted average forward U.S.$/G.B. pounds exchange rate	1.7761	1.8871

Effect of forward exchange contracts on financial statements are as follows :

	June 30,	December 31,
(in millions of euros)	2006	2005

Carrying value of forward exchange contracts	6.4	(4.7)
Fair value of forward exchange contracts	6.4	(4.7)
Gains recognized in profit and loss	3.0	—
Losses recognized in profit and loss	—	(2.9)
Gains recognized directly in equity	7.8	—
Losses recognized directly in equity	—	(5.6)

Interest rate risk management
No interest rate cap agreement was subscribed during the first six months of 2006.
Fair value information
The carrying amounts and fair values of the Group’s financial instruments are as follows:

	June 30, 2006		December 31, 2005

	Carrying	Fair	Carrying	Fair
(in millions of euros)	Amount	Value	Amount	Value

Cash and cash equivalents	206.4	206.4	112.4	112.4
Bank overdraft facilities	17.2	17.2	9.3	9.3
Bank loans, vendor equipment financing and shareholder loans:
• Variable rate	95.2	95.2	156.6	156.6
• Fixed rate	333.8	338.7	241.8	244.0
Foreign currency exchange contracts	6.4	6.4	(4.7)	(4.7)

Note 7— Common stock and stock option plans
At June 30, 2006, the Company’s share capital consisted of 17,485,446 shares, each with a nominal value of €2.
Dividend rights
Dividends may be distributed from the statutory retained earnings, subject to the requirements of French law and the Company’s Articles of Association (“statuts”). Retained earnings available for distribution at the holding company, CGG S.A., totaled €461.5 million at June 30, 2006.

Compagnie generale de geophysique, S.A.
Stock options
Pursuant to various resolutions adopted by the Board of Directors according to the authorizations voted by the General Shareholders’ meeting, the Group has granted options to purchase Ordinary Shares to certain employees, executive officers and directors of the Group.
Options granted under the provisions of the 2000 option plan which expires eight years from the date of grant could not generally be exercised before 2003 and for the options to subscribe 1,000 shares or more, the shares resulting from the exercise of those options could not be sold before January 18, 2005.
Options granted under the provisions of the 2001 option plan, which expires eight years from the date of grant, are vested by one fifth each year from March 2001 and could not generally be exercised before 2004 and for the options to subscribe 1,000 shares or more, the shares resulting from the exercise of those options could not be sold before January 18, 2005.
Options granted under the 2002 option plan, which expires eight years from the date of grant, are vested by one fifth each year from May 2002 and could not generally be exercised before 2005. Moreover, for options to subscribe 1,000 shares or more, the shares resulting from the exercise of those options could not be sold before May 15, 2006.
Options granted under the 2003 option plan, which expires eight years from the date of grant, are vested by one-fourth each year from May 2003 and could not generally be exercised before May 16, 2006. Moreover, for options to subscribe 1,000 shares or more, the shares resulting from the exercise of those options could not be sold before May 17, 2007.
Options granted under the 2006 option plan, which expires eight years from the date of grant, are vested by one fourth each year from May 2006 and could not generally be exercised before May 2010. Moreover, for options to subscribe 1,000 shares or more, the shares resulting from the exercise of those options could not be sold before May, 2010. Out of the 202,500 options granted in May 2006, 136,000 were granted to the executive managers of the Group.
The exercise price for each option is the average fair market value for the common stock during the 20 trading days ending on the trading day next proceeding the date the option is granted.
According to IFRS 2, fair value of stock-options granted since November 7, 2002 (in the May 2003 and May 2006 plans) was recognized as an expense over the life of the plan, which represented a €1.1 million expense on the six months period ended June 30, 2006 (of which €0.7 million for the executive managers of the Group).
Information relating to options outstanding at June 30, 2006 is summarized below:

		Options	Exercise	Fair value
	Options	outstanding at	price per	per share at
Date of Board of Directors’ Resolution	granted	June 30, 2006	share	the grant date	Expiration date

January 18, 2000	231,000	93,226	€45.83	(a)	January 17, 2008
March 14, 2001	256,000	184,108	€65.39	(a)	March 13, 2009
May 15, 2002	138,100	113,580	€39.92	(a)	May 14, 2010
May 15, 2003	169,900	171,662	€14.53	€11.13 (b)	May 14, 2011
May 11, 2006	202,500	202,150	€131.26	€74.83 (c)	May 10, 2014

Total	997,500	764,726

(a)	Application of IFRS2 is prospective for options granted from November 7, 2002.

(b)	Based on a volatility of 57% and a risk-free rate of 3.9%.

(c)	Based on a volatility of 35% and a risk-free rate of 3.8%.
A summary of the Company’s stock option transactions and related information follows:

	June 30, 2006		June 30, 2005

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding-beginning of period	691,939	43.63	809,050	48.95
Granted	202,500	131.26	—	—
Exercised	(128,852)	53.06	(114,622)	53.59
Forfeited	(861)	69.65	(21,515)	56.06

Outstanding-end of period	764,726	65.22	672,913	47.93

Compagnie generale de geophysique, S.A.
Allocaton of free shares
The General Shareholders’ meeting dated May, 11, 2006 authorized the Board of Directors to implement a plan of allocation of free shares. The maximum number of free shares that may be allocated is 53,200 shares, out of which, 13,100 may be allocated to the executive managers of the Group. The fair value of one free share is 158.2€. The fair value of free shares expected to be allocated was recognized as an expense over the life of the plan, which represented a €0.3 million expense for the six months period ended June 30, 2006 (of which €0.1 million for the executive managers of the Group).
Free shares are allocated according to the following plan:
- Period of acquisition of the rights for allocation and realization of the conditions
Shares will be issued from May 11, 2008 if the realization of the conditions mentioned below has been enacted by the Board of Directors.
- General conditions of allocation
The beneficiaries would become actually owners of the shares, after the two-years acquisition period had expired, only if each beneficiary still has a valid employment contract with CGG or one of its subsidiaries (except specific conditions) at the date the two-years acquisition period expires and if the conditions of allocation are realized.
- Other conditions of allocations – Performance conditions
The Board of Directors also defined two general performance conditions of the Group based on:
- the Group average consolidated net income per share over the year ended December 31, 2006 and 2007.
- the average yearly return before tax on capital employed over the year ended December 31, 2006 and 2007 of either the Group, the Services segment, or the Products segment, according to which segment the beneficiary belongs to.
- Holding Period of the allocated shares
Once allocated, the shares may not be sold for two years from the date of the actual allocation.
Note 8— Analysis by operating segment and geographic zone
The following tables present revenues, operating income and identifiable assets by operating segment, operating revenues by geographic zone (by location of customers and by origin) as well as operating revenues by category.
The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:
•	Geophysical services, which consist of (i) land seismic data acquisition, (ii) marine seismic data acquisition, (iii) other geophysical data acquisition, including activities not exclusively linked to oilfield services, and (iv) data processing, and data management;
•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition.
Inter-company sales between such industry segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical products segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical products segment, and the related effect on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables that follow.
Operating income represents operating revenues and other operating income less expenses of the industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables that follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not monitored by the operating management, financing and investing being mainly managed at the corporate level.
Identifiable assets are those used in the operations of each industry segment and geographic zone. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents.
Net sales originating in France include export sales of approximately €126.0 million for the six months ended June 30, 2006 and €87.1 million for the six months ended June 30, 2005. Net sales of CGG S.A. on a stand alone basis amounted to €150.7 million for the six months period ended June 30, 2006 and to €104.3 million for the six months period ended June 30, 2005.
For the first half of 2006, the Group’s two most significant customers accounted for 14.4% and 5.0%, respectively, of the Group’s consolidated revenues compared with 16.7% and 3.6% for the first half of 2005.

Compagnie generale de geophysique, S.A.
Analysis by operating segment

	Six months ended June 30, 2006				Six months period ended June 30, 2005
			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of euros)	Services	Products	Adjustments	Total	Services	Products	Adjustments	Total

Revenues from unaffiliated customers	402.3	232.2	—	634.5	248.4	138.6	—	387.0
Inter-segment revenues	0.6	55.0	(55.6)	—	0.3	20.2	(20.5)	—

Operating revenues	402.9	287.2	(55.6)	634.5	248.7	158.8	(20.5)	387.0

Other income from ordinary activities	0.9	—	—	0.9	0.8	—	—	0.8

Total income from ordinary activities	403.8	287.2	(55.6)	635.4	249.5	158.8	(20.5)	387.8

Operating income (loss)	89.7	74.9	(18.5) (a)	146.1	11.6	30.1	(9.6) (a)	32.1

Equity income (loss) of investees	5.9	(0.1)	—	5.8	7.0	(0.3)	—	6.7
Capital expenditures (b)	124.0	8.5	(12.2)	120.3	61.9	8.5	(5.1)	65.3
Depreciation and amortization (c)	82.9	8.0	(4.1)	86.8	57.2	8.4	(2.2)	63.4
Investments in companies under equity method	1.0	—	—	1.0	—	—	—	—

Identifiable assets	1,118.1	443.1	(142.4)	1,418.8	594.6	325.7	(37.2)	883.1

Unallocated and corporate assets				254.8				153.0

Total assets				1,673.6				1,036.1

(a)	Includes general corporate expenses of €12.8 million for the six months ended June 30, 2006 and of €6.5 million for the six months ended June 30, 2005

(b)	Includes (i) investments in multi-client surveys of €26.5 million for the six months ended June 30, 2006 and €15.0 million for the six months ended June 30, 2005, (ii) equipment acquired under capital leases of €0.1 million in six months ended June 30, 2006 and €13.2 million for the six months ended June 30, 2005, (iii) capitalized development costs in the Services segment for €3.4 million for the six months ended June 30, 2006 and €2.2 million for the six months ended June 30, 2005, and (iv) capitalized development costs in the Products segment for €1.9 million for the six months ended June 30, 2006 and €1.8 million for the six months ended June 30, 2005

(c)	Includes multi-client amortization of €38.6 million for the six months ended June 30, 2006 and €31.3 million for six months ended June 30, 2005.

Compagnie generale de geophysique, S.A.

	Three months ended June 30, 2006				Three months ended June 30, 2005
			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of euros)	Services	Products	Adjustments	Total	Services	Products	Adjustments	Total

Revenues from unaffiliated customers	172.7	139.7	—	312.4	131.0	61.6	—	192.6
Inter-segment revenues	0.3	26.1	(26.4)	—	0.1	16.6	(16.7)	—

Operating revenues	173.0	165.8	(26.4)	312.4	131.1	78.2	(16.7)	192.6

Other income from ordinary activities	0.5	—	—	0.5	0.6	—	—	0.6

Total income from ordinary activities	173.5	165.8	(26.4)	312.9	131.7	78.2	(16.7)	193.2

Operating income (loss)	27.8	45.5	(11.7) (a)	61.6	9.9	14.3	(7.6) (a)	16.6

Equity income (loss) of investees	3.2	(0.1)	—	3.1	3.1	(0.2)	—	2.9
Capital expenditures (b)	57.4	4.3	(7.8)	53.9	47.8	4.1	(5.1)	46.8
Depreciation and amortization (c)	41.9	3.7	(2.0)	43.6	30.0	4.3	(1.1)	33.2
Investments in companies under equity method	1.0	—	—	1.0	—	—	—	—

(a)	Includes general corporate expenses of €8.0 million for the three months ended June 30, 2006 and of €3.7 million for the three months ended June 30, 2005.

(b)	Includes (i) investments in multi-client surveys for €16.1 million for the three months ended June 30, 2006 and €8.7 million for the three months ended June 30, 2005, (ii) no equipment acquired under capital leases for the three months ended June 30, 2006 and for €13.0 million for the three months ended June 30, 2005, (iii) and development costs capitalized in the Services segment of €2.3 million for the three months ended June 30, 2006 and for €1.2 million for the three months ended June 30, 2005, and (iv) development costs capitalized in the Products segment for €0.9 million for the three months ended June 30, 2006 and for €1.0 million for the three months ended June 30, 2005.

(c)	Includes multi-client amortization of €19.6 million for the three months ended June 30, 2006 and of €17.3 million for the three months ended June 30, 2005.

Compagnie generale de geophysique, S.A.
Analysis by geographic zone
Analysis of operating revenues by location of customers

(in millions of euros, except
percentages)	Six months ended June 30,				Three months ended June 30,
	2006		2005		2006		2005

France	4.3	1%	4.0	1%	2.2	1%	2.1	1%
Rest of Europe	127.0	20%	66.0	17%	82.5	26%	40.1	21%
Asia-Pacific/Middle East	222.7	35%	147.8	38%	89.4	29%	53.8	28%
Africa	59.8	9%	47.2	12%	32.2	10%	24.2	13%
Americas	220.7	35%	122.0	32%	106.1	34%	72.4	37%

Consolidated Total	634.5	100%	387.0	100%	312.4	100%	192.6	100%

Analysis of operating revenues by origin

(in millions of euros, except
percentages)	Six months ended June 30,				Three months ended June 30,
	2006		2005		2006		2005

France	136.9	22%	107.3	28%	63.9	21%	43.6	23%
Rest of Europe	42.2	6%	41.4	11%	23.1	7%	29.6	15%
Asia-Pacific/Middle East	155.8	25%	106.1	27%	59.5	19%	45.2	24%
Africa	46.8	7%	22.5	6%	27.8	9%	14.2	7%
Americas	252.8	40%	109.7	28%	138.1	44%	60.0	31%

Consolidated Total	634.5	100%	387.0	100%	312.4	100%	192.6	100%

Analysis of assets by geographic zone
Due to the constant change in working locations the Group does not track its assets based on country of origin or ownership.
Analysis of operating revenues by category

(in millions of euros, except
percentages)	Six months ended June 30,				Three months ended June 30,
	2006		2005		2006		2005

Sales of goods	226.6	36%	129.3	33%	134.9	43%	59.4	31%
Services rendered	317.5	50%	205.9	53%	149.2	48%	102.4	53%
Royalties (after-sales)	85.7	13%	48.6	13%	25.6	8%	29.5	15%
Leases	4.7	1%	3.2	1%	2.7	1%	1.3	1%

Consolidated Total	634.5	100%	387.0	100%	312.4	100%	192.6	100%

Compagnie generale de geophysique, S.A.
Note 9— Research and development expenses
Analysis of research and development expenses is as follows :

	Six months ended		Three months ended
	June 30,		June 30,
(in millions of euros)	2006	2005	2006	2005

Research and development costs — gross, incurred	(25.1)	(21.4)	(13.6)	(11.4)
Development costs capitalized	5.3	4.0	3.2	2.2
Research and development expensed	(19.8)	(17.4)	(10.4)	(9.2)
Government grants recognized in income	1.4	2.6	0.8	2.1

Research and development costs — net	(18.4)	(14.8)	(9.6)	(7.1)
Note 10— Other revenues (Expenses)

	Six months ended		Three months ended
	June 30		June 30
(in millions of euros)	2006	2005	2006	2005

Assets depreciation	—	(0.4)	—	(0.4)
Restructuring costs	—	(0.1)	—	—
Variation of reserves for restructuring (a)	0.1	0.1	0.1	—
Other non-recurring revenues	—	—	—	—
Other non-recurring expenses	—	(0.5)	—	(0.2)

Non-recurring revenues (expenses) — net	0.1	(0.9)	0.1	(0.6)
Exchange gains (losses) on hedging contracts	3.0	0.9	3.1	(0.6)
Gains (losses) on sales of assets (b)	6.7	(0.8)	5.1	(0.5)

Other revenues (expenses) — net	9.8	(0.8)	8.3	(1.7)

(a)	Variances linked to 2003 Land SBU restructuring plan

(b)	Gains on sales of assets in 2006 included primarily the gain on sale of 49% of CGG Ardiseis, amounting to €5.3 million, and the gain on the sale of second-hand streamers of €1.5 million.
Note 11— Cost of financial debt
Cost of financial debt includes expenses related to financial debt, composed of bonds, the debt component of convertible bonds, bank loans, capital-lease obligations and other financial borrowings, net of income provided by cash and cash equivalents.
Analysis of cost of financial debt is as follows :

	Six months ended		Three months ended
	June 30,		June 30,
(en millions of euros)	2006	2005	2006	2005

Current interest expenses related to financial debt	(14.1)	(11.8)	(7.8)	(6.0)
Financial cost on early redemption of bonds	—	(9.4)	—	(9.4)
Interest expenses and financial expenses related to the bridge loan put in place for the acquisition of Exploration Resources	(2.0)	—	—	—
Income provided by cash and cash equivalents	3.0	1.6	1.7	1.2

Cost of financial debt, net	(13.1)	(19.6)	(6.1)	(14.2)

Compagnie generale de geophysique, S.A.
Note 12— Other financial items
Analysis of derivative on convertible bonds is as follows :

	Six months ended		Three months ended
	June 30,		June 30,
(in millions of euros)	2006	2005	2006	2005

Variance on derivative on convertible bonds	(20.7)	(14.7)	(8.3)	0.3
Premium paid for the nearly conversion of the convertible bonds	(1.6)	—	(1.6)	—
Write-off of issuance costs on convertible bonds recognized as expense at the time of the early conversion	(0.7)	—	(0.7)	—

Derivative and other expenses on convertible bonds	(23.0)	(14.7)	(10.6)	0.3

Analysis of other financial income (loss) is as follows:

	Six months ended		Three months ended
	June 30,		June 30,
(in millions of euros)	2006	2005	2006	2005

Exchange gains and losses, net (a)	(4.2)	1.9	(2.6)	(0.3)
Other financial income	0.3	0.3	0.3	0.3
Other financial expenses (b)	(2.7)	(1.5)	(2.6)	—

Other financial income (loss)	(6.6)	0.7	(4.9)	—

(a)	Includes variance of fair value of hedging instruments hedging balance sheet items

(b)	Includes mainly cost of forward on forward sales of U.S. dollars
Note 13— Income taxes
Income tax expense consists of:

	Six months ended		Three months ended
	June 30,		June 30,
(in millions of euros)	2006	2005	2006	2005

France
current income taxes	—	—	—	—
deferred taxes and other	(0.1)	(0.3)	(0.1)	(0.3)
Foreign countries
current income taxes (a)	(42.1)	(15.9)	(18.3)	(8.3)
deferred taxes and other (b)	9.2	1.4	5.0	2.1

Total income tax expense	(33.0)	(14.8)	(13.4)	(6.5)

(a)	Includes withholding taxes

(b)	Includes primarily deferred tax out of which deferred tax on exchange differences arising on translating fixed assets in Norwegian Krone reported in U.S. dollars represent €4.6 millions for the six month period ended June 30, 2006, (€2.8) million for the six month period ended June 30, 2005, €4.6 million for the three month period ended June 30, 2006 and (€2.0) for the three month period ended June 30, 2005.
CGG Nigeria, the Nigerian branch of CGG SA and the Nigerian branch of CGG Marine are currently subject to a verification by Nigerian tax authorities with respect to corporate tax and value added tax for the years 1999 to 2004. This tax audit is currently in progress and we do not expect any material adjustment.
There are no significant changes in the other tax audits described in our annual report on Form 20-F for the year ended December 31, 2005.

Compagnie generale de geophysique, S.A.
Note 14— Contractual obligations, commitments and contingencies
Contractual obligations
The Group leases primarily geophysical equipment under capital lease agreements expiring at various dates during the next five years.
The Group also presently operates seismic vessels under long-term charter agreements with ship-owners that expire at various dates over the next 8 to 48 months.
Other lease agreements relate primarily to operating leases for offices, computer equipment and other items of personal property.
The following table presents on the future periods payments relating to contractual obligations at June 30, 2006:

	Payments due by period
(in millions of euros)	Less than 1 year	2-3 years	4-5 years	After 5 years	Total

Financial debt (see note 5)	25.9	34.1	38.6	262.2	360.8
Capital Lease Obligations (not discounted)	12.4	23.0	13.6	29.3	78.3
Operating Leases	50.1	40.5	15.9	2.4	108.9
Other long-term Obligations (a)	14.6	34.1	38.9	87.6	175.2

Total Contractual Obligations	103.0	131.7	107.0	381.5	723.2

(a)	Bond interest
Other commitments
Outstanding commitments at June 30, 2006 and December 31, 2005 include the following:

	June 30,	December 31,
(in millions of euros)	2006	2005

Guarantees issued in favor of clients	80.8	82.4
Guarantees issued in favor of banks	28.8	26.3
Other guarantees (a)	14.2	14.2

Total	123.8	122.9

(a)	Other guarantees relate primarily to guarantees we issue in favor of customs or government administrations
Litigation and other risks
There is no significant change in the litigation disclosed in our annual report on Form 20-F for the year ended December 31, 2005.
Note 15— Related party transactions
Operating transactions
Louis Dreyfus Armateurs (“LDA”) provides ship management services for a portion of our fleet. Charter party contracts associated with these services are concluded at arm’s length. Accounts payable to LDA were €0.5 million at June 30, 2006. Total net charges paid throughout the six months ended June 30, 2006 for the provision of ship management services amounted to €2.4 million, and the future commitments for such services to LDA were €13.6 million.
LDA is an owner, together with the Group, of a company the Group consolidates under the equity method, namely Geomar, owner of the “CGG Alizé” seismic vessel. LDA has a 51% stake in Geomar, and amounts paid to Geomar by the Group during the six months ended June 30, 2006 were €4.5 million, while future charterparty amounts due to Geomar amounted to €6.6 million. Accounts payable to Geomar were €0.7 million at June 30, 2006.

Compagnie generale de geophysique, S.A.
For the six months ended June 30, 2006, the sales of geophysical products from Sercel to Argas, which is 49% owned by the Group, amounted to €0.6 million, representing approximately 0.1% of Group revenues.
For the six months ended June 30, 2006, the sales of geophysical products from Sercel to JV Xian Peic/Sercel Limited, which is 40% owned by the Group, amounted to €2.4 million, representing approximately 0.4% of Group revenues.
Financing
No credit facility or loan was granted to the Company by shareholders during the For the six months ended June 30, 2006 and 2005.
Note 16— Subsequent events
On July 1, 2006, we renewed the time charter party agreement of our seismic vessel, the Laurentian, with modified contractual conditions that still qualified as a capital lease. The total lease obligation is approximately U.S.$28 million (€22 million) over its three-year term. The net present value of future lease payments under the capital lease is approximately U.S.$11 million (€9 million) and the remaining part of the obligation is accounted for as operating expenses over the agreement duration. The capital lease amount will be depreciated over the agreement duration.
On July 10, 2006, Sercel has acquired Cybernetix’s shares held by the company Comex and its management. Cybernetix’s share capital is now distributed between its chairman and CEO Gilles Michel (18.5%), Comex (20.4%), Sercel (20%), the Truffle Ventures fund (18.1%) and the float (23%). Sercel would be granted a seat on the board of the Company. Through this investment, Sercel intends to reinforce the technical partnership established with Cybernetix in offshore oil equipment, which is one of the key areas for expansion of the Marseilles based company. Cybernetix is a world specialist in innovative solutions in robotics and automated machines designed to work in hostile environments such as nuclear, oil services and other industries.
Note 17 — Reconciliation to u.s. gaap
A — Summary of differences between accounting principles followed by the group and u.s. gaap
The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, which differ in certain significant respects from U.S. GAAP. These differences relate mainly to the following items, and the necessary adjustments are shown in the tables in section B below.
Goodwill
Under IFRS, we no longer amortize goodwill beginning January 1, 2004. Under U.S. GAAP, we no longer amortize goodwill beginning January 1, 2002.
Deferred taxes
Under IFRS, deferred tax assets or liabilities, related to non-monetary assets or liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates, are recognized.
Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement N°52 (“Foreign Currency Translation”), are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.
Currency translation adjustment
Under IFRS, the accumulated total of translation adjustments at January 1, 2004 is reversed against consolidated reserves. As a consequence, all gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of scope of consolidation are computed on the basis of the restated currency translation adjustment.
Under U.S. GAAP, historical values are maintained for currency translation adjustment and thus for calculation of gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation.

Compagnie generale de geophysique, S.A.
Stock-based compensation
Under IFRS, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value is determined on the granting date and is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date — corresponding to the vesting period. Stock option fair value is calculated using the Black-Scholes model only for stock-options plans granted since November 7, 2002.
Under U.S. GAAP, the Group applies the FAS 123R standard in 2006. Compensation costs for requisite services rendered over the period are recognized at their fair value through the income statement. This method applies to all plans granted by the Group.
Development costs
Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:
•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible and,

•	the Group has sufficient resources to complete development.
Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.
Convertible bonds
For U.S. GAAP purposes, as regards convertible bonds, there was an embedded derivative that cannot be reliably assessed, corresponding to the early redemption clause (see note 12 to our consolidated annual financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2005) that was not recognized in the financial statements. The convertible bonds were fully converted in May 2006 and the early redemption clause was not exercised.
Pension, post-employment benefits and other post-employment benefits
Under IFRS, we record actuarial gains and losses on defined benefit plans directly in equity.
Under U.S. GAAP, we record actuarial gains and losses on defined benefit plans as a cost in the income statement.
Derivative instruments and hedging activity
Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollars) in the industry. .
Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings.
Comprehensive income
Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In our consolidated financial statements, the concept of comprehensive income correspond to the caption Gains and losses directly recognized in equity in IFRS consolidated statements.
In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.
For us, this statements includes, in addition to net income:
•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133; and

•	changes in the amount of the additional minimum pension liability due to actuarial losses.

Compagnie generale de geophysique, S.A.
B — Reconciliation of net income and shareholders’ equity to u.s. gaap
Consolidated Net Income

		June 30,
	June 30,	2005
	2006	restated (1)
(in millions of euros, except per share data)	(unaudited)	(unaudited)

Net income (loss) as reported in Consolidated Statements of operations	75.3	(9.6)
Deferred tax (FAS 109)	(4.7)	2.2
Loss on extinguishment of debt (APB 26)	—	(2.8)
Stock options	(0.3)	0.1
Actuarial gain/(loss) on pension plan	(1.0)	—
Cancellation of IFRS long-term contracts adjustment	—	(2.4)
Cancellation of IFRS currency translation adjustment	—	3.6
Cancellation of IFRS tangible assets adjustment	0.1	0.2
Cancellation of IFRS capitalization of development costs	(3.8)	(3.2)
Derivative instruments (FAS 133)	(23.0)	19.2

Net income according to U.S. GAAP	42.6	7.3

Weighted average number of shares outstanding	17,219,465	11,736,024
Dilutive potential shares from stock-options	364,461	189,706
Dilutive potential shares from convertible bonds	—	1,400,000

Adjusted weighted average shares and assumed option exercises	17,583,926	13,325,731

Net income (loss) per share
Basic for shareholder	2.47	0.62
Diluted for shareholder	2.42	0.55

(1)	Restatement of convertible bonds accounting treatment (€14.7 million expense in income statement)
Shareholders’ equity

	June 30,
	2006	December 31,
(in millions of euros)	(unaudited)	2005

Shareholders’ equity as reported in the Consolidated Balance Sheets	802.6	698.5
Goodwill amortization (FAS 142) (a)	12.5	13.4
Deferred tax (FAS 109) (a)	(13.1)	(8.3)
Stock options	(4.2)	(2.5)
Cancellation of IFRS tangible assets adjustment	(6.8)	(6.9)
Cancellation of IFRS capitalization of development costs (a)	(17.2)	(13.6)
Derivative instruments	(14.1)	8.9

Shareholders’ equity according to U.S. GAAP	759.7	689.5

(a)	Net of currency translation adjustment effect

Compagnie generale de geophysique, S.A.
CONDENSED US GAAP INCOME STATEMENT AND BALANCE SHEET
Condensed US GAAP income statement

	June 30,
	(unaudited)
	2006	2005
	restated (1)
	(amounts in millions of euros
	except per share data)
Operating revenues	642.0	398.8
Cost of operations	(420.9)	(298.4)

Gross profit	221.1	91.4

Research and development expenses — net	(23.7)	(18.8)
Selling, general and administrative expenses	(60.6)	(41.8)
Other revenues (expenses) — net	7.4	(2.3)

Operating income	144.2	28.5

Cost of financial debt, net	(13.1)	(22.4)
Derivative and other expenses on convertible bonds	(23.0)	(14.7)
Other financial income (loss)	(40.6)	21.6
Equity in income of affiliates	5.8	6.7

Income of consolidated companies before income taxes and minority interests	73.3	19.7

Income taxes	(29.8)	(12.4)
Minority interests	(0.5)	—

Net income	42.6	7.3

Dilutive weighted average number of shares outstanding	17,219,465	11,736,024
Dilutive potential shares from stock-options	364,461	189,706
Dilutive potential shares from convertible bonds	—	1,400,000
Adjusted weighted average shares and assumed option exercises when dilutive	17,583,926	13,325,731

Net income per share
Basic for shareholder	2.47	0.62
Diluted for shareholder	2.42	0.55

(1)	Restatement of convertible bonds accounting treatment (€14.7 million expense in income statement)
Condensed US GAAP Balance Sheet

	June 30,	December 31,
	2006	2005
	(amounts in millions of euros)
ASSETS
Current assets	738.0	608.5
Long-term assets	939.7	965.4

Total Assets	1,677.7	1,573.8

LIABILITIES
Current liabilities	395.3	509.9
Long term liabilities	499.8	362.7
Minority interests	22.9	11.7
Shareholders equity	759.7	689.5

Total Liabilities	1,677.7	1,573.8
—

Compagnie generale de geophysique, S.A.
Statement of Comprehensive income (loss) US GAAP

	June 30,
	2006	2005
	(in million of euros)
Net income (loss) under US GAAP	42.6	7.3
Other comprehensive income (loss)
— Changes in the cumulative translation adjustment	(32.8)	21.4
— Changes in the fair value of available-for-sale securities	0.1	—
— Changes in the fair value of derivative instruments	7.7	(8.2)

Comprehensive income (loss) under U.S. GAAP	17.6	20.5

Statement of Accumulated Other Comprehensive Loss US GAAP

	June 30,
	2006	2005
	(in million of euros)
— Cumulative Translation adjustment	(74.7)	(43.8)
— Fair value of available-for-sale securities	0.1	—
— Fair value of derivative instruments	6.3	5.5

Accumulated Other Comprehensive loss under U.S. GAAP	(68.3)	(49.3)

Compagnie generale de geophysique, S.A.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Group Organization
We divide our businesses into two segments, geophysical services and geophysical products (seismic equipment produced by our Sercel subsidiaries).
We organize our geophysical services business into two geographical areas: the Western hemisphere, which includes the Americas, and the Eastern hemisphere, which includes Europe, Africa and Asia-Pacific. We also divide our services segment into three strategic business units, or SBUs:
•	the Land SBU for land, transition zone and shallow water seismic acquisition activities;

•	the Offshore SBU for marine seismic acquisition and multi-client library sales; and

•	the Processing & Reservoir SBU for seismic data processing, data management and reservoir studies.
Our Products segment, which we operate through Sercel and its subsidiaries, is made up of our manufacturing and sales activities for seismic data acquisition equipment, both land and offshore.
Geophysical Market environment
Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. We believe the level of spending by such companies depends on their perception of the relationship between proven future reserves and expected future energy consumption.
After many years of strong growth, the geophysical market in 1999, following a sharp drop in the price of oil, experienced a deep recession, which we believe resulted in a reduction of more than 40% in industry revenues compared to 1998. The geophysical services market (particularly the offshore segment) has improved since 1999 in terms of both volumes of sales and prices, gradually until mid-2004, and then more rapidly.
We believe that two principal factors have contributed to the slow recovery from 1999 to mid-2004 of geophysical services despite increasing oil and gas prices. First, global geopolitical uncertainty, particularly following the events of September 11, 2001 and the conflict in Iraq in 2003, harmed the confidence and visibility that are essential to our main clients’ long-term decision-making processes. As a consequence, they delayed or cancelled many projects. Second, geophysical service providers have generally not reacted efficiently to the difficult industry environment and have, in particular, failed to adjust their capacity in response to reduced demand, leading to continuing excess supply pushing down market prices.
We believe that during 2004, oil and gas companies (including both the major multinational oil companies and the national oil companies) and the large oil and gas consuming nations suddenly perceived a growing and potentially lasting imbalance between the supply of and demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, resulted in demand for hydrocarbons growing more rapidly than anticipated. At the same time, the excess production capacity of OPEC appeared to have reached historical lows, focusing attention on existing production capacities and available reserves. These market pressures from the both the supply and demand sides consequently produced a sharp rise in oil and gas prices.
The recognition of an imbalance between hydrocarbon supply and demand has led the oil and gas industry to significantly increase capital expenditures in exploration and production. The seismic services market generally benefits from this spending since seismic services are an important element in the search for new reserves and extraction of more oil from existing reservoirs.
Nevertheless, we believe that the seismic industry should consolidate. We believe that the benefit of consolidation would be to exploit synergies and to promote the emergence of increasingly global seismic operators possessing larger financial and technological bases.

Compagnie generale de geophysique, S.A.
Foreign Exchange Fluctuations
As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates.
In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Condition and Results of Operations into U.S. dollars. See “Trend Information—Currency Fluctuations”.
Change in scope of Offshore activities
We expanded the capacity of the fleet of our Offshore SBU from five seismic acquisition vessels and one source vessel during the six months ended June 30, 2005 to twelve seismic acquisition vessels during the six months ended June 30, 2006 with:
-	the technological upgrade of one source vessel, the Laurentian, into a 3D seismic vessel in the second half of 2005; and

-	the addition to our existing fleet, through the acquisition of Exploration Resources ASA (“Exploration Resources) on September 1, 2005, of three owned seismic vessels equipped for 2D studies (Princess, Duke and Venturer), two owned vessels equipped for 3D studies (Search and C-Orion, the latter of which was launched as a 3D vessel with 8 streamers in early 2006), one chartered cable vessel (Geo Challenger) that was converted to a 3D seismic vessel and started seismic operations as a 3D vessel since mid-May 2006 and one chartered 2D vessel (Pacific Titan).
2D vessels (Princess, Duke and Venturer) operated mainly under Fugro’s agreement during the six months period ended June 30, 2006 and entered our fleet only progressively.
Revenues and backlog
Our revenues for the six months ended June 30, 2006 increased 64% to €635.0 million from €387.0 million for the three months ended June 30, 2005. Expressed in U.S. dollars, our consolidated operating revenues for the six months ended June 30, 2006 increased 55% to U.S.$776.2 million from U.S.$501.1 million for the three months ended June 30, 2005. This increase results mainly from our Offshore SBU, in which revenues increased 82% (71% in U.S. dollars terms) between the six months ended June 30, 2006 and the three months ended June 30, 2005 and from our Products segment, in which revenues increased 68% (59% in U.S. dollars terms) between the six months ended June 30, 2006 and the three months ended June 30, 2005.
Our backlog at August 31, 2006 was €840 million (U.S.$1.080 million) compared to €394 million (U.S.$481 million) at August 31, 2005.
Acquisitions and disposals for the first half ended June 30, 2006
On March 27, 2006, we signed a Memorandum of Understanding with Industrialization & Energy Services Company (TAQA), our long term Saudi Partner in Argas (Arabian Geophysical and Surveying Company), which is 51% owned by TAQA and 49% by us. Following this agreement, on June 24, 2006, TAQA acquired 49% of the capital of CGG Ardiseis, a newly formed CGG subsidiary dedicated to land and shallow water seismic data acquisition in the Middle East, and we kept a 51% interest. CGG Ardiseis, whose headquarters are located in Dubai, provides its clients with the complete range of CGG land and shallow water acquisition services, focusing on Eye-D, the latest CGG technology for full 3D seismic imaging. As part of the agreement, CGG Ardiseis activities in the Gulf Cooperation Council (“GCC”) countries are exclusively operated by Argas.
7 1/2 Senior Notes due 2015 — Additional notes
On February 3, 2006, we issued an additional $165 million principal amount of our dollar-denominated 7 1/2% Senior Notes due 2015 issued in April 2005 in a private placement to certain eligible investors. The notes were issued at a price of 103-1/4% of their principal amount, resulting in a Yield-to-Worst of 6.9%. The net proceeds from the notes were used on February 10, 2006 to repay the $140.3 million remaining outstanding under our $375 million bridge credit facility used to financed the acquisition of Exploration Resources. On August 17, 2006, U.S. $164 million in principal amount of these notes were exchanged for identical notes registered with the SEC.
Additional asset financing agreement
On March 13, 2006, CGG Marine Resources Norge AS concluded an asset financing agreement for U.S.$26.5 million with a bank. The purpose of this agreement was to finance the acquisition of newly-developed “Sentinel” streamers for the vessel

Compagnie generale de geophysique, S.A.
Symphony. This financing agreement is guaranteed by a pledge on the streamers. At June 30, 2006, this facility was fully drawn.
Additional credit line
On March 29, 2006, Exploration Resources concluded a credit facility of U.S.$70 million. The proceeds from this credit facility were used to finance the conversion of the Geo-Challenger from a cable laying vessel to a 3D seismic vessel and seismic equipment for the vessels C-Orion and Geo-Challenger. At June 30, 2006, this facility was fully drawn.
Conversion of the remaining part of our 7.75% $85 million convertible bonds due 2012, with nominal value of $15.3 million
Approximately $70 million of our 7.75% convertible bonds due 2012 were converted in November 2005. A general meeting of bondholders, held on April 5, 2006, and a general meeting of CGG shareholders, held on May 11, 2006, approved a change to the terms and conditions of the remaining convertible bonds to grant bondholders a right to cash payment upon immediate conversion of the bonds. The early conversion period was open on May 12, 2006 only. At the conclusion of the conversion period, all the remaining 2,525 convertible bonds were converted, leading to the issuance of 274,914 new shares. The Group paid a total premium of $2.1 million (€1.6 million) to the bondholders who converted. This premium has been recognized as an expense under the line item “Derivative and other expenses on convertible bonds” in the income statement for the six months period ended June 30, 2006. In addition, the deferred issuance costs attached to the remaining 2,525 convertible bonds were written-off in connection with the early conversion, corresponding to a €0.7 million expense under the line item “Derivative and other expenses on convertible bonds” in the income statement for the six months period ended June 30, 2006.
Three months ended June 30, 2006 compared with three months ended June 30, 2005
Revenues by Activity
The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended June 30,
	2006		2005
	(in millions of euros, except percentages)
Land SBU	40.2	13%	31.9	17%
Offshore SBU	98.4	31%	71.8	37%
Processing & Reservoir SBU	34.1	11%	27.3	14%

Services	172.7	55%	131.0	68%
Products	139.7	45%	61.6	32%

Total	312.4	100%	192.6	100%

Operating Revenues
Our consolidated operating revenues for the three months ended June 30, 2006 increased 62% to €312.4 million from €192.6 million for the three months ended June 30, 2005. Expressed in U.S. dollars, our consolidated operating revenues increased 61% to U.S.$391.4 million for the three months ended June 30, 2006 from U.S.$243.5 million for the three months ended June 30, 2005. This increase was primarily attributable to our Products segment.
Services
Operating revenues for our Services segment (excluding intra-group sales) increased 32% to €172.7 million for the three months ended June 30, 2006 from €131.0 million for the three months ended June 30, 2005. Expressed in U.S. dollars, operating revenues increased 31% to U.S.$216.4 million for the three months ended June 30, 2006 from U.S.$165.6 million for the three months ended June 30, 2005. This increase was primarily attributable to our Offshore SBU.
Land SBU. Operating revenues for our Land SBU increased 26% to €40.2 million for the three months ended June 30, 2006 from €31.9 million for the three months ended June 30, 2005. In U.S. dollar terms, operating revenues increased 25% to U.S$50.4 million for the three months ended June 30, 2006 from U.S.$40.3 million for the three months ended June 30, 2005. The increase was attributable to a more customary backlog in a market that continues to be competitive.
On average and including Argas, twelve crews were in operation during the second quarter of 2006, compared to eleven crews in the three months ended June 30, 2005.

Compagnie generale de geophysique, S.A.
Offshore SBU. Operating revenues for our Offshore SBU increased 37% to €98.4 million for the three months ended June 30, 2006 compared to €71.8 million for the three months ended June 30, 2005. In U.S dollar terms, operating revenues increased 36% to U.S.$123.3 million for the three months ended June 30, 2006 from U.S.$90.8 million for the three months ended June 30, 2005, mainly due to the extension of our fleet size (notably nine 3D vessels in operations on the three months ended June 30, 2006 versus five 3D vessels on the three months ended June 30, 2005) and price increases in the exclusive marine market.
Exclusive sales increased 72% to €61.2 million in the three months ended June 30, 2006 from €35.5 million for the comparable period 2005. Our return to multi-clients surveys acquisition in 2006 was more than offset, as a percentage of Offshore revenues, by the increase of 3D capacity as well as the new 2D activity in exclusive surveys. Exclusive contracts accounted for 62% of Offshore SBU sales for the three months ended June 30, 2006 compared to 49% for the comparable period 2005, with most of the fleet dedicated to exclusive surveys.
Multi-client data sales increased 2% to €37.2 million for the three months ended June 30, 2006 from €36.3 million for the three months ended June 30, 2005 with a different mix between pre-commitments and after-sales. Pre-commitment sales increased 76% to €11.8 million in the three months ended June 30, 2006 from €6.7 million in the three months ended June 30, 2005, due to multi-clients surveys in progress in Brazil and a multi-clients survey in the Gulf of Mexico. After-sales levels decreased by 14% to €25.4 million in the three months ended June 30, 2006 from €29.5 million for the three months ended June 30, 2005.
Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU 2006 increased 25% to €34.1 million for the three months ended June 30, 2006 from €27.3 million for the three months ended June 30, 2005. In U.S. dollar terms, operating revenues increased 24% to U.S.$42.7 million for the three months ended June 30, 2006 compared to U.S.$34.5 million for the three months ended June 30, 2005, primarily due to an increase in the volume of demand in the marine acquisition market and to the new processing centers we opened at the end of 2005 in India and Libya.
Products
Operating revenues for our Products segment increased 112% to €165.8 million for the three months ended June 30, 2006 from €78.2 million for the three months ended June 30, 2005. In U.S. dollar terms, operating revenues increased 110% to U.S.$207.8 million from U.S.$98.9 million for the three months ended June 30, 2005. This strong increase was due to the successful launch of the Sentinel, the new generation of Marine solid streamers, and to the still strong demand for Land products.
Excluding intra-group sales, revenues in our Products segment increased 127% to €139.7 million for the three months ended June 30, 2006 from €61.6 million for the three months ended June 30, 2005.
Operating Expenses
Cost of operations, including depreciation and amortization, increased 50% to €218.3 million for the three months ended June 30, 2006 from €145.7 million for the three months ended June 30, 2005. As a percentage of operating revenues, cost of operations decreased to 70% for the three months ended June 30, 2006 from 75% in the three months ended June 30, 2005. This decrease was due to improved productivity in both Services and Products segments. As a consequence, gross profit increased 99% to €94.6 million for the three months ended June 30, 2006 compared to €47.5 million for the three months ended June 30, 2005.
Research and development expenditures, net of government grants, increased 35% to €9.6 million for the three months ended June 30, 2006 from €7.1 million for the three months ended June 30, 2005, due to development efforts in our Product segment, and lower research tax credit granted in 2006 to our Services segment.
Selling, general and administrative expenses increased 43% to €31.7 million for the three months ended June 30, 2006 (including the IFRS2 cost of the May 2006 stock-option plan amounting to €1.1 million) from €22.1 million for the three months ended June 30, 2005, primarily as a result of the Exploration Resources integration and the need to support the significant organic growth. As a percentage of operating revenues, selling, general and administrative costs decreased from 11% in the three months ended June 30, 2005 to 10% in the three months ended June 30, 2006.
Operating Income (Loss)
We had operating income of €61.6 million for the three months ended June 30, 2006 compared to €16.6 million for the three months ended June 30, 2005 due to a significant improvement in operating income in both our Products and Services segments.
Operating income from our Services segment was €27.8 million for the three months ended June 30, 2006 compared to a €9.9 million income for the three months ended June 30, 2005. This increase was mainly due to a larger fleet capacity, high

Compagnie generale de geophysique, S.A.
prices in the exclusive marine acquisition sector, the recovery of our Land SBU, and the positive effect of the euro/U.S. dollar exchange rate.
Operating income from our Products segment was €45.5 million in the three months ended June 30, 2006 compared to €14.3 million for the three months ended June 30, 2005, due the overall high level of sales, an improved productivity on Marine products and a more favorable U.S. dollar/euro exchange rate.
“Other revenues (expenses) — net” were a €8.3 million income for the three months ended June 30, 2006 compared to a loss of €1.7 million for the three months ended June 30, 2005. Other revenues in 2006 included primarily the gain on the sale of 49% of CGG Ardiseis in our Services segment, amounting to €5.3 million and a $3.1 million hedging exchange gain on forward sales of U.S. dollars.
Financial Income and Expenses, Net
Cost of financial debt, net decreased 57% to €6.1 million for the three months ended June 30, 2006 from €14.2 million for the three months ended June 30, 2005, which included the financial cost of the early redemption of our remaining 10-5/8% bonds due 2007 of €9.4 million. In U.S. dollars term, the cost decreased 58% to U.S.$7.6 million for the three months ended June 30, 2006, from U.S.$18.0 million for the three months ended June 30, 2005.
This decrease is due to the financial cost of the early redemption of our remaining 10-5/8% bonds due 2007 of €9.4 million in the three months ended June 30, 2005 and is offset by changes in the structure of our financial debt from a financial debt mainly composed of our $150 million of 10 5/8% Senior Notes (repaid in May 2005) and our 7.75% U.S.$85 million convertible bonds due 2012 (partially converted in November 2005, with the remainder converted in May 2006) during the three months ended June 30, 2005 to a financial debt mainly composed of our U.S.$165 million 7 1/2% Senior Notes due 2015 issued in April 2005, with a further fungible issuance of U.S.$165 million in principal amount in January 2006, as well as our credit facility of U.S.$70 million.
The cost of the conversion option embedded in the U.S.$85 million remaining part of our 7.75% U.S.$85 million convertible bonds due 2012 resulted in an aggregate expense of €10.6 for the three months period ended June 30, 2006 and an aggregate income of €0.3 million for the three months period ended June 30, 2005, accounted for as ‘‘Derivative and other expenses on convertible bonds’’ in our income statement. The expense was due to an increase in the value of the derivative mainly linked to (i) the increase in our share price, (ii) the €1.6 million premium paid for the early conversion of the remaining convertible bonds on May 12, 2006 and (iii) the €0.7 million write-off of issuance costs on convertible bonds recognized as expense at the time of the early conversion.
We had a €4.9 million loss in other financial items for the three months ended June 30, 2006, including a €2.3 million of cost of forward on forward exchange contracts of U.S dollars compared to a €0.7 million gain for the three months ended June 30, 2005. The remaining €2.6 million loss was mainly due to exchange losses difference which were offset by the €3.1 million gain on forward exchange contracts in U.S. dollars that qualify for cash-flow hedge treatment, presented as Other operating income in the income statement.
Equity in Income (Losses) of Investees
Income from investments accounted for under the equity method increased to €3.1 million for the three months ended June 30, 2006 from €2.9 million in the three months ended June 30, 2005. Equity in income from Argas, our joint venture in Saudi Arabia, was €3.1 million for the three months ended June 30, 2006 compared to €2.9 million for the three months ended June 30, 2005.
Income Taxes
Income taxes increased to €13.4 million for the three months ended June 30, 2006 from €6.5 million for the three months ended June 30, 2005, principally due to the increase of our U.S. income tax, linked to the high level of Marine products sales.
We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.
Net Income (Loss)
Our net income for the three months ended June 30, 2006 was an income of €29.7 million compared to a loss of €0.9 million for the three months ended June 30, 2005 as a result of the factors described above.

Compagnie generale de geophysique, S.A.
Six months ended June 30, 2006 compared with six months ended June 30, 2005
Revenues by Activity
The following table sets forth our consolidated operating revenues by activity (excluding intra-group sales), and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Six months ended June 30,
	2006		2005
	(in millions of euros, except percentages)
Land SBU	73.6	11%	54.4	14%
Offshore SBU	260.0	41%	142.8	37%
Processing & Reservoir SBU	68.7	11%	51.2	13%

Services	402.3	63%	248.4	64%
Products	232.2	37%	138.6	36%

Total	634.5	100%	387.0	100%

Operating Revenues
Our consolidated operating revenues for the six months ended June 30, 2006 increased 64% to €634.5 million from €387.0 million for the six months ended June 30, 2005. Expressed in U.S dollar terms, our consolidated operating revenues increased 55% to U.S.$775.7 million from U.S.$501.1 million. The increase was both attributable to our Products segment and to our Services segment, and particularly to our Offshore SBU.
Services
Operating revenues for our Services segment (excluding intra-group sales) for the six months ended June 30, 2006 increased 62% to €402.3 million from €248.4 million for the six months ended June 30, 2005. Expressed in U.S. dollars, operating revenues increased 53% to U.S.$490.2 million from U.S.$321.2 million. This increase was primarily attributable to our Offshore SBU.
Land SBU. Operating revenues for our Land SBU for the six months ended June 30, 2006 increased 35% to €73.6 million from €54.4 million for the six months ended June 30, 2005. In U.S. dollars terms, operating revenues increased 29% to U.S.$90.2 million from U.S.$70.1 million. The increase was attributable to a higher usual level of backlog in a market that remains competitive.
On average and including Argas, twelve crews were in operation during the six months ended June 30, 2006 compared to ten crews during the six months ended June 30, 2005.
Offshore SBU. Operating revenues for our Offshore SBU for six months ended June 30, 2006 increased 82% to €260.0 million from €142.8 million for the six months ended June 30, 2005. In U.S. dollars terms, operating revenues increased 71% to U.S.$316.0 million for the six months ended June 30, 2006 from U.S.$184.8 million for the six months ended June 30, 2005 mainly due to: mainly due to the extension of our fleet size (notably nine 3D vessels in operations at June 30, 2006 versus five 3D vessels at June 30, 2005), price increases in the exclusive marine market and effective use of our seismic vessels capacity, and high after-sales of our multi-client surveys.
Exclusive sales increased 81% to €151.9 million in the six months ended June 30, 2006 from €83.9 million for the comparable period 2005, due principally to higher prices and increased capacity. Exclusive contracts accounted for 58% of Offshore SBU sales for the six months ended June 30, 2006 compared to 59% for the comparable period 2005.
Multi-client data sales increased 84% to €108.1 million for the six months ended June 30, 2006 from €58.9 million for the six months ended June 30, 2005 due to a significant increase in both after-sales and pre-commitment sales. Pre-commitment sales increased 117% to €22.4 million in the six months ended June 30, 2006 from €10.3 million in the six months ended June 30, 2005, due to multi-clients surveys in progress in Brazil and a multi-clients survey in the Gulf of Mexico. After-sales levels increased by 76% to €85.7 million in the six months ended June 30, 2006 from €48.6 million for the six months ended June 30, 2005. For the six months period ended June 30, 2006, and particularly in the three months period ended March 31, 2006, there was a very high demand for data in the Gulf of Mexico, where exploration licenses were allocated in March 2006, and in Brazil, where exploration blocks awarded in 2005 were effectively allocated at the beginning of 2006.

Compagnie generale de geophysique, S.A.
The net book value of our marine multi-clients data library was €79.4 million at June 30, 2006 compared to €93.6 million at December 31, 2005. On March 31, 2006, the Norwegian government decided not to award exploration-production licenses on blocks where one of our surveys (Moere) is located. As this decision changed previous estimate of future sales, this €4.6 million survey was fully depreciated at March 31, 2006 and remained fully depreciated at June 30, 2006.
Processing & Reservoir SBU. Operating revenues for our Processing & Reservoir SBU increased 34% to €68.7 million for the six months ended June 30, 2006 from €51.2 million for the six months ended June 30, 2005. In U.S. dollar terms, operating revenues increased 27% to U.S.$84.0 million from U.S.$ 66.2 million, due to dynamic market buoyed up by a high increase in the volume of demand in the marine acquisition market and on customer-oriented services and to the new processing centers we opened at the end of 2005 in India and Libya.
Products
Operating revenues for our Products segment in the six months ended June 30, 2006 increased 81% to €287.2 million from €158.8 million for the six months ended June 30, 2005. Expressed in U.S. dollar terms, revenues increased 71% to U.S.$352.6 million from U.S.$205.7 million. This strong increase was due to the successful launch of the Sentinel, the new generation of Marine solid streamers, and to the still strong demand for Land products.
Excluding intra-group sales, operating revenues increased 68% to €232.2 million for the six months ended June 30, 2006 from €138.6 million for the six months ended June 30, 2005.
Operating Expenses
Cost of operations, including depreciation and amortization, increased 41% to €420.4 million for the six months ended June 30, 2006 from €298.2 million for the six months ended June 30, 2005. As a percentage of operating revenues, cost of operations decreased to 66% for the six months ended June 30, 2006 from 77% for the six months ended June 30, 2005. This decrease was due to improved productivity in both Services and Products segments and to significant after-sales on multi-client surveys that were already fully depreciated. This increase was due to improved productivity in both Services and Products segments and to significant after-sales on multi-client surveys that were already fully depreciated. As a consequence, gross profit increased 140% to €215.0 million for the six months ended June 30, 2006 from €89.6 million for the six months ended June 30, 2005.
Research and development expenditures, net of government grants, increased 24% to €18.4 million for the six months ended June 30, 2006 from €14.8 million for the six months ended June 30, 2005 due to development efforts in our Product segment, and alower research tax credit granted in 2006 to our Services segment.
Selling, general and administrative expenses increased 44% to €60.3 million for the six months ended June 30, 2006 (including the IFRS2 cost of the May 2006 stock-option plan amounting to €1.1 million) from €41.9 million for the six months ended June 30, 2005, primarily as a result of the Exploration Resources integration and the need to support the significant organic growth. As a percentage of operating revenues, selling, general and administrative costs decreased to 9% for the six months ended June 30, 2006 compared to 11% for the six months ended June 30, 2005.
Operating Income (Loss)
Our operating income increased to €146.1 million for the six months ended June 30, 2006, from €32.1 million for the six months ended June 30, 2005. This increase resulted from both Services and Products segment.
Operating income from our Services segment was €89.7 million profit for the six months ended June 30, 2006 compared to €11.6 million for the six months ended June 30, 2005. This increase was mainly due to a high level of after-sales, high prices in the exclusive marine acquisition sector, improved use of our seismic vessels capacity, the recovery of our Land SBU, and the positive effect of the euro/U.S. dollar exchange rate.
Operating income from our Products segment was €74.9 million for the six months ended June 30, 2006 compared to €30.1 million for the six months ended June 30, 2005, due the overall high level of sales, an improved productivity in Marine products and a more favorable U.S. dollar/euro exchange rate.
Other revenues were a profit of €9.8 million for the six months ended June 30, 2006 compared to a loss of €0.8 million for the six months ended June 30, 2004. Other revenues in 2006 included primarily the gain on the sale of 49% of CGG Ardiseis in our Services segment, amounting to €5.3 million, a $3.0 million hedging exchange gain on forward sales of U.S. dollars and the gain on the sale of second-hand streamers for €1.5 million in our Services segment.

Compagnie generale de geophysique, S.A.
Financial Income and Expenses, Net
Cost of financial debt, net decreased 33% to €13.1 million in the six months ended June 30, 2006 from €19.6 million during the six months ended June 30, 2005, which included the financial cost of the early redemption of our remaining 10 5/8% bonds due 2007 of €9.4 million. In U.S. dollars term, the cost decreased 37% to U.S.$16.0 million for the six months ended June 30, 2006, from U.S.$25.4 million for the six months ended June 30, 2005.
This decrease is due to the financial cost of the early redemption of our remaining 10-5/8% bonds due 2007 of €9.4 million in the six months ended June 30, 2005 and is partially offset by changes in the structure of our financial debt from a financial debt mainly composed of our $150 million of 10 5/8% Senior Notes (repaid in May 2005) and our 7.75% U.S.$84,980,000 convertible bonds due 2012 (partially converted in November 2005, with the remainder converted in May 2006) during the six months ended June 30, 2005 to a financial debt mainly composed of our U.S.$165 million 7 1/2% Senior Notes due 2015 issued in April 2005, with a further fungible issuance of U.S.$165 million in principal amount in January 2006 and a credit facility of U.S.$70 million during the six months ended June 30, 2006.
The cost of the conversion option embedded in the U.S.$85 million remaining part of our 7.75% U.S.$85 million convertible bonds due 2012 resulted in an aggregate expense of €23.0 for the six months period ended June 30, 2006 and an aggregate expense of €21.2 million for the six months period ended June 30, 2005, accounted for as ‘‘Derivative and other expenses on convertible bonds’’ in our income statement. The increase is due to an increase in the value of the derivative mainly linked to (i) the increase in our share price in both periods, (ii) the €1.6 million premium paid for the early conversion of the remaining convertible bonds dated May 12, 2006 and (iii) the €0.7 million write-off of issuance costs on convertible bonds recognized as expense at the time of the early conversion.
We had a €6.6 million loss in other financial items for the six months ended June 30, 2006, including a €2.3 million of cost of forward on forward exchange contracts of U.S dollars compared to no other financial items for the six months ended June 30, 2005. The remaining €2.3 million loss is mainly due to exchange losses difference which were offset by the €3.0 million gain on forward exchange contracts in U.S. dollars that qualify for cash-flow hedge treatment, presented as Other operating income in the income statement.
Equity in Income (Losses) of Investees
Income from investments accounted for under the equity method increased to €5.8 million for the six month ended June 30, 2006 from €6.7 million for the six month ended June 30, 2005. Equity in income from Argas, our joint venture in Saudi Arabia, increased to €5.7 million for the six months ended June 30, 2006 from €6.7 million for the six month ended June 30, 2005.
Income Taxes
Income taxes increased to €33.0 million for the six months ended June 30, 2006 from €14.8 million for the six months ended June 30, 2005, principally attributable to an increase in our U.S. income tax, linked to the high level of Marine products sales and after-sales of multi-clients surveys in the Gulf of Mexico.
We are not subject to a worldwide taxation system and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France, our country of consolidated taxation.
Net Income (Loss)
Our net income for the six months ended June 30, 2006 was a profit of €76.2 million compared to a loss of €9.6 million for the six months ended June 30, 2005 as a result of the factors described above.
Liquidity and Capital Resources
Our principal capital needs are for the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions.
Operations
For the six months ended June 30, 2006, our net cash provided by operating activities, before changes in working capital, was €195.5 million compared to €82.2 million for the six months ended June 30, 2005. This increase is linked to the increase in our net income, once financial expenses are eliminated. Changes in working capital for the six months ended June 30, 2006 had a negative impact of €53.5 million compared to a negative impact of €4.3 million for the six months ended June 30, 2005.
Investing Activities
During the six months ended June 30, 2006, we incurred purchases of tangible and intangible assets of €94.0 million (including €5.3 million capitalized development costs), mainly linked to the conversion of our vessel, the Geo Challenger, from

Compagnie generale de geophysique, S.A.
a cable vessel into a 3D seismic vessel, and to the equipping of the Symphony with “Sentinel” streamers, compared to €36.8 million for the six months ended June 30, 2005 (including €4.0 million capitalized development costs). In addition, we entered into €0.2 million of new capital leases in the six months ended June 30, 2006.
We also invested €26.5 million in our multi-client library during the six months ended June 30, 2005, primarily in the Gulf of Mexico and Brazil, compared to €15.0 million for the six months ended June 30, 2005. At June 30, 2006, the net book value of our marine multi-client data library was €79.4 million compared to €93.6 million at December 31, 2005.
Financing Activities
Net cash provided by financing activities during the six months period ended June 30, 2006 was €77.1 million compared to net cash used for financing activities of €55.3 million for the six months ended June 30, 2006. In February 2006, we issued an additional $165 million of our dollar-denominated 7 1/2% Senior Notes due 2015 first issued in April 2005 and the net proceeds from the additional notes were used on February 10, 2006 primarily to repay the $140.3 million remaining outstanding under our U.S.$375 million bridge credit facility used to finance the acquisition of Exploration Resources. In March 2006, we concluded an asset financing agreement for U.S.$26.5 million with a bank, which was fully drawn at June 30, 2006 to finance the acquisition of newly-developed “Sentinel” streamers for the vessel Symphony. In March 2006, we also concluded a credit facility of U.S.$70 million, which was fully drawn at June 30, 2006, to finance the conversion of the Geo-Challenger from a cable laying vessel to a 3D seismic vessel and seismic equipment for the vessels C-Orion and Geo-Challenger.
Net debt was €242.5 million at June 30, 2006 and €297.2 million at December 31, 2005. The ratio of net debt to equity decreased to 30% at June 30, 2006 from 43% at December 31, 2005.
“Net debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, less cash and cash equivalents. The following table presents a reconciliation of net debt to financing items of the balance sheet at June 30, 2006 and at December 31, 2005:

(in millions of euros)	June 30, 2006	December 31, 2005

Bank overdrafts	17.2	9.3
Current portion of financial debt	38.3	157.9
Financial debt	393.4	242.4
Less cash and cash equivalents	(206.4)	(112.4)

Net debt	242.5	297.2

ORBDA for the three months ended June 30, 2006 was €106.3 million compared to €49.5 million for the three months ended June 30, 2005.
ORBDA for the six months ended June 30, 2006 was €237.6 million compared to €99.6 million for the six months ended June 30, 2005.
‘‘ORBDA’’ (Operating Result Before Depreciation and Amortization is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information because our syndicated credit facility dated March 12, 2004 requires us to respect a maximum ratio of consolidated net debt to ORBDA. The maximum permitted ratio of consolidated net debt to ORBDA under the syndicated credit facility is 2.50 on the 12 months period preceding December 31, 2005 and 2.00 on the following 12 months periods. If we fail to meet this ratio and do not obtain waivers, we may be unable to borrow under such facility and may be compelled to repay amounts outstanding thereunder. Either the inability to borrow or the requirement to repay borrowed sums may have a negative effect on our liquidity and, consequently, may increase our vulnerability to general adverse economic and industry trends or limit our flexibility in adapting to such trends. ORBDA is not a measure of financial performance under IFRS or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS or U.S. GAAP.

Compagnie generale de geophysique, S.A.
The following table presents a reconciliation of ORBDA to Net cash provided by operating activities for the periods indicated as follows:

	Six months ended
	June 30,
(in million of euros)	2006	2005

ORBDA	237,6	99.6
Other financial income (expense) — net	(29.6)	(14.0)
Income tax paid	(37.9)	(17.3)
Non-recurring gains (losses)	0.1	(0.5)
Increase (decrease) in other long-term liabilities	2.5	(0.7)
Expense and income calculated on stock-option	1.4	0.2
Less net gain on sale of asset	(6.7)	0.8
Other non-cash items	28.7	13.5
(Increase) decrease in trade accounts and notes receivables	(8.3)	(21.0)
(Increase) decrease in inventories and work in progress	(22.4)	(7.6)
(Increase) decrease in other current assets	2.4	5.5
Increase (decrease) in trade accounts and notes payables	(19.1)	11.1
Increase (decrease) in other current liabilities	5.5	0.3
Impact of changes in exchange rates on financial assets & liabilities	(11.6)	7.4
Less variation of current assets allowance included above	(0.6)	0.6
Net cash provided by operating activities according to cash-flow statement	142.0	77.9
For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2005.
Contractual Obligations
The following table sets forth our future cash obligations at June 30, 2006:

	Payments Due by Period
	Less than 1 year	2-3 years	4-5 years	After 5 years	Total
	(in millions of euros)

Financial Debt	25.9	34.1	38.6	262.2	360.8
Capital Lease Obligations (not discounted)	12.4	23.0	13.6	29.3	78.3
Operating Leases	50.1	40.5	15.9	2.4	108.9
Other Long-Term Obligations (bond interest)	14.6	34.1	38.9	87.6	175.2

Total Contractual Cash Obligations	103.0	131.7	107.0	381.5	723.2

Trend Information
Currency Fluctuations
Certain changes in operating revenues set forth in U.S. dollars in this report on Form 20-F were derived by translating revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Such changes are presented only in order to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.
As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In the six month period ended June 30, 2006 and in year ended December 31, 2005, about 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, other non-Euro Western European currencies, principally British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

Compagnie generale de geophysique, S.A.
Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. An appreciation of the euro against the U.S. dollar has the opposite effect. As a result, our sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the euro/U.S. dollar exchange rate has considerably increased over the last few years due to increased sales outside of Europe.
We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.
We do not enter into forward foreign currency exchange contracts for trading purposes.
Seasonality
Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere. Also, our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during the first quarter of the year. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital. Nevertheless, we do not believe that these factors have negatively affected the sales during the six months period ended June 30, 2006.
CONTROLS AND PROCEDURES
There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Nevertheless, following our acquisition of Exploration Resources, our audit committee was informed of certain weaknesses in Exploration Resources’ internal controls as well as actions being implemented to correct them, in particular with regard to the IFRS and associated deadlines. An action plan is being implemented since the last six months in which the local accounting team has been reinforced and internal controls have been put in place in line with CGG’s requirements and included as part of our Sarbanes Oxley compliance project.

Compagnie generale de geophysique, S.A.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman
Compagnie Générale de Géophysique
(Registrant)

/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Group Controller, Treasurer and
Deputy Chief Financial Officer
Date: September 5, 2006